Man GroupUSA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07024575

SEC MAIL PROCESSING
RECEIVED
JUN 11 2007
WASH. D.C. 186 SECTION

June 1, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 -E. D. & F. Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find Preliminary Results for the Year Ended March 31, 2007 of Man Group plc, which were just released.

Please contact the undersigned at (212) 589-6270 if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope, which is provided.

Sincerely yours,

Donna Balon /mt

Donna Balon
Vice President

PROCESSED
JUN 21 2007

cc: Barry Wakefield

V\mb\ltr\SEC Prelim Results.doc

dw 6/20

Press Release

ManGroup plc

31 May 2007

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2007

On 30 March 2007 the Group Board announced the proposed Initial Public Offering on the New York Stock Exchange of a majority interest in Brokerage, to be renamed 'MF Global'. The IPO is expected to take place in the third calendar quarter of 2007, subject to shareholder approval and market conditions remaining favourable. As a result, Brokerage has been reclassified as a discontinued operation in these financial statements. It is expected that a Registration Statement relating to the proposed Initial Public Offering of MF Global will be filed with the United States Securities and Exchange Commission later today and will be available on its public website. This notice does not constitute an offer of any securities for sale.

Following the IPO, and subject to shareholder approval, the net proceeds will be distributed to shareholders in the fourth quarter of the calendar year. Also at this time the Board will inform shareholders of the appropriate changes to the Group's capital management and distribution policy.

Financial Highlights

- Funds under management of $61.7 billion at 31 March 2007 (including private investor FUM of $36.6 billion), up 24% from last year
- Post year-end development - funds under management currently estimated to be over $65 billion
- Record fund sales in the year of $15.9 billion, including private investor sales of $8.6 billion
- Statutory profit after tax on total operations up 27% to $1,284 million
- Profit before tax on Asset Management (continuing operations) up 13% to $1,301 million
- Diluted earnings per share on total operations* up 25% to 63.9 cents#
- Recurring net management fee income up 34% to $943 million
- Net performance fee income down 20% to $358 million
- Diluted earnings per share on continuing operations* up 15% to 55.4 cents#
- Brokerage (discontinued operations) profit before tax and exceptional items up 69% to $257 million
- Diluted underlying earnings per share†* up 42% to 50.8 cents#
- Post-tax return on equity of 30.9%, down from 33.5% last year
- Dividends relating to the year up 40% in US dollar terms to 20.0 cents~. Subject to shareholder approval, the proposed final dividend of 12.7 cents will be payable at the rate of 6.42 pence per ordinary share

Sugar Quay
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London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

	March 2007	March 2006
Funds under management	**$61.7bn**	$49.9bn
Asset Management net management fee income	**$943m**	$704m
Asset Management net performance fee income	**$358m**	$450m
Profit before tax – continuing operations	**$1,301m**	$1,154m
Brokerage – net income before exceptionals	**$257m**	$152m
Brokerage – exceptional items+	**$6m**	($70m)
Profit before tax on total operations	**$1,564m**	$1,236m
Taxation >	**($280m)**	($222m)
Statutory profit after tax	**$1,284m**	$1,014m
Diluted earnings per share *#		
Continuing operations	**55.4c**	48.3c
Total operations	**63.9c**	51.0c
Underlying† - total operations	**50.8c**	35.7c
Underlying† - continuing operations	**42.0c**	30.6c
Dividends per share~#	**20.0c**	14.3c
Post-tax return on equity	**30.9%**	33.5%
Equity shareholders' funds	**$4,539m**	$3,569m
Diluted weighted average number of shares#	**2,051m**	2,056m

* A reconciliation of earnings per share is shown in Note 3 to the financial statements in this press release.

† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management and exceptional items.

+ The exceptional items in Brokerage are discussed in the Additional Financial Information section.

> The 2007 taxation charge includes a $12 million charge relating to the exceptional items in Brokerage. The 2006 taxation charge includes a $42 million exceptional tax credit, $22 million of which relates to the exceptional items in Brokerage with the remainder relating to Asset Management.

~ Dividends per share represent the interim paid and final proposed dividends relating to the year.

The Company sub-divided each ordinary share into six new ordinary shares with effect from 14 August 2006. The comparative earnings per share, dividends per share and number of shares in issue figures have been restated accordingly.

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Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Peter Clarke, Chief Executive said:

"These record results underscore the strength of our business franchise. The record level of sales in the period reflects high levels of demand for our products from both institutional and private investors, and the power of our distribution network in accessing investors world-wide. The strong growth in assets under management in the year has continued into the current year, with performance and sales combining to drive assets under management up $3.5bn in the first two months, to a total of over $65bn. Together with new initiatives in our product offering and continued development in our range of investment managers, we are very confident about the prospects for the year ahead."

VIDEO INTERVIEWS & AUDIO WEBCAST

Video interviews with Peter Clarke, Group Chief Executive, and Kevin Hayes, Finance Director, in video, audio and text are available on www.mangroupplc.com and www.cantos.com.

There will be a live audio webcast of the results presentation at 9am on www.mangroupplc.com and www.cantos.com which will also be available on demand from later in the day.

Enquiries

Man Group plc	020 7144 1000
Peter Clarke	
Kevin Hayes	
David Browne	
Merlin	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 4,500 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors worldwide to hedge funds and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments has a 20 year track record in this field supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres.

Sugar Quay
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London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

OVERVIEW

It has been another excellent year for the Man Group with pre-tax profit on total operations up 27% at $1,564 million. Both Asset Management and Brokerage have performed strongly, enabling us to achieve our key financial targets by delivering an increase in underlying earnings per share of 42% and a post tax return on equity of 31%.

OUTLOOK

Funds under management are currently estimated to be over $65bn, up $3.5bn since the end of March, reflecting in particular, strong investment performance and further sales momentum. With recent positive performance across our core managers, and a strong pipeline of forthcoming product initiatives, the Board is very confident about the prospects for the coming year.

DIVIDEND

Reflecting these results and our robust capital position the Board proposes a final dividend of 12.7 cents per ordinary share for a total dividend for the year of 20.0 cents per ordinary share, an increase of 40% in US dollar terms. This year's dividend is covered 2.7 times by underlying earnings and 3.4 times by total earnings. Subject to shareholder approval at the Annual General Meeting, the final dividend will be paid on 24 July 2007 in sterling at the rate of 6.42 pence per share to shareholders on the register at the close of business on 6 July 2007. The shares will be quoted ex-dividend from 4 July 2007. The Dividend Reinvestment Plan will be available in respect of this dividend.

The Group also earns substantial performance fees in addition to underlying earnings, and it remains the Board's long-term strategy to use an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares where to do so is earnings enhancing to shareholders. This share repurchasing will take place in the market on a continuing basis from year-to-year rather than being confined within the accounting periods during which performance fees are earned. During the year 44,019,161 ordinary shares were repurchased and cancelled at a total cost of £197 million ($375 million), giving an average cost of £4.46 per share. This repurchasing activity was earnings enhancing, resulting in a 0.7% accretion to diluted underlying earnings per share and a 0.3% accretion to diluted earnings per share on total operations in 2007 on a full year basis. In addition, the Company set up an irrevocable, non-discretionary programme to purchase shares for cancellation on its own behalf, during the close period which commenced on 1 April 2007 and ended on 30 May 2007 with acquisitions effected within certain pre-set parameters. 364,000 shares were repurchased under this programme at an average cost of £5.57 per share. At 31 March 2007 the Group's cumulative post-tax performance fees available for future share repurchases amounted to $271 million.

IMPACT OF THE INTENDED SEPARATION OF BROKERAGE

On 30 March 2007, the Board announced its intention to separate Brokerage by way of an initial public offering on the New York Stock Exchange in the third calendar quarter of 2007. The directors have concluded that Asset Management and Brokerage would be best positioned to maximise future returns and growth opportunities by pursuing focused independent strategies and having appropriate individual capital structures. In the financial statements, Brokerage has been classified as a discontinued operation which, together with the separate analysis of the income statement and balance sheet of continuing and discontinued operations in the additional financial information section of this press release, will allow readers a better understanding of the results and financial position of the continuing business.

In the additional financial information section of this press release, the table showing the Group's regulatory capital position separately identifies the Brokerage elements, suggesting that post separation the Group will have significant regulatory capital headroom. When the separation takes place, the Board will inform shareholders on the implications for capital management and distribution policy.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

BUSINESS REVIEW
STRATEGY OVERVIEW

The proposed separation of our Brokerage business is confirmation of the Group's success in developing market leading businesses and its focus on building shareholder value. The separation also provides a unique opportunity for the Group to restate its long-term business strategy. The Man Group has a tremendous history of performance, for our fund investors, our shareholders and other stakeholders. Our continued focus is on driving forward this success on a balanced and sustainable basis to generate continued growth, address changing markets and create further shareholder value. The core components of our business model to achieve these objectives are:

People;
Product Innovation;
Distribution network;
Investor Services;
Governance and risk management; and
Performance.

Our people are our key asset. Attracting the best talent, motivating them to excel, retaining them and ensuring that they progress in their careers is a key focus of senior management across the Group. Man's long established presence in alternative investments has enabled us to assemble a broad and deep range of talented people, with a motivation and focus to create high quality investment products.

Product Innovation allows us to develop an extensive and flexible range of investment products. Our strategy is to use our long established reputation in the market to attract experienced investment managers, and the Group's strong capital position to acquire, seed and develop managers and products to grow our investment capacity. This ensures that we have the widest array of investment styles, with proven performance track records which can then be combined with our portfolio construction capabilities and specialist structuring expertise to tailor products to meet investor demands, local regulatory requirements or tax treatment.

Our Distribution network is supported by long-term relationships. Our distributor network covers a wide range of the largest global and strongest regional financial institutions, and this network offers us scale, flexibility and efficiency in the distribution of our products. Our institutional investor sales team is focused on delivering products to the largest and most sophisticated professional investors.

Investor Service standards of the highest level are essential to support our investors and our distributor relationships. This assists us to generate growth from new investors, and contributes to stability in existing investors, thus creating increased funds under management and long term, sustainable shareholder value.

Governance and risk management are essential components of both the investment management process for our investors and our approach to maintaining a high quality sustainable business for shareholders. Our corporate reputation is fundamental to our business, and maintaining our corporate integrity is the responsibility of everyone in the Group.

Performance is the measure of the successful execution of our strategy both as regards the long-term performance for investors across our products and also for our shareholders. We are proud of our record of long-term performance for investors across our products and this track record has fuelled our strong growth in assets under management and provides the momentum for further growth.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

The proposed IPO of MF Global will allow us to unlock substantial value, which we have committed to return to our shareholders. It will also provide focus on our leading franchise in alternative investment management. Our overarching strategy is to continue to grow our business franchise for the benefit of our investors, and to leverage our competitive strengths to create substantial shareholder value.

INVESTMENT MANAGEMENT PERFORMANCE

The firm's investment management is driven by its core investment managers. These comprise the multi-managers RMF, Glenwood and Man Global Strategies (MGS) as well as the single managers AHL, Pemba and Bayswater. Pemba is a European credit manager that was formerly part of RMF and Bayswater, a quantitative global macro manager, was sourced through the MGS associated manager program. Central strategic oversight and development of these managers enable us clearly to position the core managers in the market.

Returns for our core investment managers during the year were mixed.

Compound annual rate of return

Year(s) to 31 March 2007	1 year	3 years	5 years
RMF[1]	7.7%	7.3%	8.1%
Glenwood[2]	4.3%	5.8%	4.2%
Man Global Strategies[3]	3.1%	5.8%	9.2%
AHL Diversified Programme[4]	-4.8%	3.6%	11.6%
Pemba[5]	11.9%	-	-
Bayswater[6]	13.3%	-	-
HFRI Fund of Funds Composite Index[7]	8.3%	8.2%	7.8%
HFRX Investable Global Hedge Fund Index[8]	6.9%	4.8%	-
World stocks	10.5%	12.6%	5.6%
World bonds	5.2%	4.0%	4.9%

[1] RMF: represented by RMF Absolute Return Strategies 1

[2] Glenwood: Represented by the performance of Glenwood Partners L.P. (net of all fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996. (Since 1 January 1996 actual trading results have been adjusted to reflect the current fee structure of Man-Glenwood Multi-Strategy Fund Limited). It should be noted that the fees, leverage and the exact mix of managers have varied over time and as a result performance in any future product advised by Man-Glenwood GmbH will vary.

[3] Man Global Strategies: represented by Man Multi-Strategy Guaranteed Ltd

[4] Represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure).

[5] Pemba: Represented by RMF Loan Opportunities - Class A Units

[6] Bayswater: Man Bayswater Macro is represented by the performance of Man Global Quant Alpha Investments Limited with appropriate adjustment for applicable fees from 1 August 2004 to 30 June 2006 (net of all fees) and by the actual performance of Man Bayswater Macro Class O from 1 July 2006. An adjustment has also been made to account for interest earned on any cash not utilised by the investment manager for trading.

[7] HFRI Fund of Funds Index

[8] HFRX Global Hedge Fund Index

World stocks: Represented by MSCI World Index hedged to US dollar

World bonds: Represented by Citigroup WGBI World Index hedged to US dollar

AHL had a mixed year. Starting the year at performance fee highs, it earned some good performance fees in April 2006 before encountering a poor summer. This was followed by a solid recovery through to early 2007 before it was caught by the market reversal at the end of February, leaving it showing a negative performance for the year.

RMF had a robust year and its performance was in line with the fund of funds indices.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Man Global Strategies' affiliated managers had a solid year, and on a strategy level, directional and arbitrage outperformed comparable industry indices.

All our investment managers contributed to the performance fee income for the year. However, net performance fees fell overall from the prior year due principally to weak performance at AHL. However, net performance fees being generated by the other managers continued to rise in absolute terms reaching $160 million, which represented 45% of the total performance fees.

FUNDS UNDER MANAGEMENT (FUM)
Funds under management were $61.7 billion at the year-end, an increase of 24%. Private investor FUM was $36.6 billion at the year-end (split between guaranteed products of $27.1 billion and open-ended products of $9.5 billion), up from $30.4 billion at the prior year-end (split between guaranteed products of $21.1 billion and open-ended products of $9.3 billion). Institutional FUM was $25.1 billion at the year-end, up from $19.5 billion at the end of the prior year.

Total sales for the year amounted to a record $15.9 billion with 54% of that relating to private investors and 46% to institutions. This compares to total sales of $9.1 billion in the previous year.

Total redemptions during the year to 31 March 2007 were $6.6 billion of which private investor were $3.3 billion and institutional were $3.3 billion. Institutional redemptions comprised $3.2 billion in RMF and $0.1 billion in Glenwood.

Maturities of $0.3 billion in the year arose on a number of funds including OM IP Series 3 and Athena Guaranteed Futures.

Investment performance contributed $1.1 billion to the increase in funds under management. Foreign exchange movements contributed a positive $1.7 billion, principally due to the weakening of the US dollar against the Euro, Swiss franc and Australian dollar.

ADDITIONAL FINANCIAL INFORMATION
Financial objectives
The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000.

Diluted underlying earnings per share has grown by 42% over the last year and by 34% compound per annum over the last five years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management and exceptional items.

Diluted underlying earnings per share from continuing operations has grown by 37% over last year. This represents net management fee income from Asset Management excluding exceptional items (there were no exceptional items in 2007 and a $20 million tax credit in the prior year).

A full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is shown in Note 3 to the financial statements. Underlying earnings per share are lower than total earnings per share but we target the former measure when reviewing results because it does not include performance fee income which, although valuable to

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

shareholders, introduces volatility when looking at year-on-year comparisons. Long-term it is appropriate for the Group to be judged on growth in diluted earnings per share on total operations, including performance fees (the statutory measure). This measure has grown by 34% compound per annum over the last five years, although because of the decrease in performance fees earned, it has grown to a lesser extent in the year, up 25% on last year.

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet. ***The Group's post-tax return on equity for the year was 30.9%.*** This compares to 33.5% last year. The decrease results from a lower level of performance fees earned in 2007 and by a high level of retained earnings increasing the equity base.

Regulatory capital
The Group is subject to minimum capital requirements set by various regulators of its worldwide businesses. The Financial Services Authority (FSA) supervises the Group on a consolidated basis and the Group submits returns to the FSA on its capital adequacy. Various subsidiaries within each of Brokerage and Asset Management are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy.

Group's regulatory capital position		
	Unaudited	**Audited**
	31 March 2007	**31 March 2006**
	$m	**$m**
Share capital and reserves *	3,330	2,788
Less goodwill and other intangibles:		
• Asset Management	(1,405)	(1,320)
• Brokerage	(294)	(236)
Available Tier 1 Group capital	1,631	1,232
Tier 2 capital - subordinated debt	610	610
Tier 2 capital - revaluation reserves	120	70
Own funds	2,361	1,912
Tier 3 capital and other deductions - interim trading book profits less other deductions		
• Asset Management	(193)	(17)
• Brokerage	117	5
Group Financial Resources	**2,285**	**1,900**
Less Financial Resources Requirement (including liquidity adjustments):		
• Asset Management	(432)	(377)
• Brokerage	(1,163)	(1,023)
Group Financial Resources Requirement	**(1,595)**	**(1,400)**
Net excess of Group capital	**690**	**500**

* excludes retained profits for the second half of the financial year as these were unaudited as at 31 March.

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www.mangroupplc.com

Registered in England 2921462

In the above table, the Group Financial Resources Requirement represents the minimum amount of Financial Resources (regulatory capital) that the Group must hold on a consolidated basis in order to meet the capital adequacy requirements of the FSA. This capital is intended to be available to absorb unexpected losses and is calculated in accordance with standard regulatory formulae that relate primarily to credit and market risk.

Within Tier 1 capital, the increase in share capital and reserves includes: $396 million relating to the excess of retained earnings over shareholder distributions and share repurchases in 2007; and $332 million relating to the issue of shares on the partial conversion of the Group's exchangeable bonds in July 2006.

This increase more than offsets the increased deduction from goodwill and other intangibles. The increase in intangibles predominantly relates to a $52 million increase in unamortised sales commissions and $51 million to an increase in goodwill, the majority relating to the Group's acquisition of USFE.

Tier 2 capital is largely unchanged since the prior year. The increase in other deductions in Asset Management to $193 million relates to material holding deductions. The increase in Tier 3 interim trading book profits in Brokerage is largely the result of recognising significant exceptional integration costs in Brokerage in March 2006.

Asset Management's regulatory capital requirements increased mainly as a result of increased proprietary investment in fund products (for seeding, liquidity and other purposes). The rise in Brokerage's requirements is the result of business growth.

Summary of results

Profit before tax on total operations was up 27% to $1,564 million. Excluding exceptional items, pre-tax profits increased 19% in the year to $1,558 million.

Profit before tax on continuing operations was up 13% to $1,301 million. This comprises: an increase of 34% in underlying pre-tax profit (net management fee income) in year to $943 million; and a decrease of 20% in net performance fee income to $358 million.

Profit before tax and exceptional items on discontinued operations (Brokerage) was up 69% to $257 million. Exceptional items resulted in a net pre-tax gain of $6 million.

The Group's profit before tax by is analysed in the table below:

	2007 $m	2006 $m
Asset Management net management fee income	943	704
Asset Management net performance fee income	358	450
Total - continuing operations	**1,301**	**1,154**
Brokerage - before USFE/Refco losses and exceptional items	264	173
Brokerage - USFE losses in 2007	(7)	-
Brokerage – Refco losses in 2006	-	(21)
Brokerage – exceptional items	6	(70)
Total – discontinued operations	**263**	**82**
Group profit before tax	**1,564**	**1,236**

Income Statement

In order to analyse the performance of the Group's two principal businesses, the Group's income statement is analysed separately between continuing operations (Asset Management) and discontinued operations (Brokerage).

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Following the announcement on 30 March 2007 of the Board's intention to separate the Brokerage business by way of an initial public offering on the New York Stock Exchange of a majority interest in the third calendar quarter of 2007, Brokerage has been classified as a discontinued operation in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'. This requires that the results of Brokerage be included as a single line (including any disposal costs incurred in 2007 and any appropriate adjustments to the allocation of head office costs) in the Group income statement below profit on ordinary activities after taxation, with a corresponding re-presentation of the prior year. Hence in the analysis of the Group income statement below, continuing operations are analysed separately from discontinued operations.

Asset Management – continuing operations Year to 31 March 2007	2007 $m	2006 $m
Revenue	2,114	1,851
Cost of sales	(335)	(273)
Other operating income	75	65
Other operating losses	(26)	(29)
Total operating income	**1,828**	**1,614**
Administrative expenses	(632)	(533)
Operating profit	**1,196**	**1,081**
Associates and JVs	44	33
Net finance income	61	40
Profit before tax	**1,301**	**1,154**
Taxation	(191)	(194)
Profit for the financial year	**1,110**	**960**

Asset Management - operating income, costs and margins

Asset Management revenues have increased by 14% over last year, reflecting the increase in management fees derived from higher levels of funds under management, partially offset by lower performance fees. Such revenues relate principally to management fees and performance fees, together with brokerage and other fees, each based on net asset values of the fund products. These include risk transfer fees (on guaranteed products); liquidity or cash management fees; and valuation and registrar fees. Cost of sales relate to upfront and trail sales commissions and have increased by 23%, reflecting the continued high level of sales in recent years. This charge was split 37%:63% between the amortisation of upfront commission and trail commission, broadly in line with the ratio in the prior year.

Other operating income mainly comprise gains on seeding investments in some of the fund products, gains on redemption-bridging activities (both reported in performance fee income) and due diligence fees. Other operating losses mainly comprise some small losses on seeding investments in some of the fund products (reported in performance fee income), some administration costs of the fund entities borne by the Group, losses on sale of fixed assets and foreign exchange losses. Administrative expenses have increased by 19% from $533 million in the comparative period to $632 million. Of this amount, $289 million (46%) are variable overheads, relating to employee discretionary bonus payments. The increase in administrative expenses in the period results from a $57 million increase in discretionary bonus payments with the remainder from the investment in staff recruitment and infrastructure to support the growth of the business. Administrative expenses comprise 35% of total operating income. This operating margin is in line with that in recent years.

Sugar Quay
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London EC3R 6DU
Tel +44 (0)20 7144 1000
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www.mangroupplc.com

The table below shows an analysis of net management fee income and net performance fee income over the last five years together with the margin ratio, as a percentage of average funds under management (FUM) in each period. Net management fee income includes the fee income described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

In 2007, the net management fee income/FUM margin was 2.3% for private investor products, which is slightly higher than 2006, and 0.8% for institutional products, which is in line with 2006. The performance fee/FUM margin reflects the underlying performance of the fund products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

Asset Management margins	**2007**	**2006**	**2005**	**2004**	**2003**
Net management fee income ($m)	943	704	594	459	280
Management fees/FUM	1.6%	1.6%	1.5%	1.4%	1.3%
Net performance fee income ($m):					
First half of year	221	166	31	55	54
Second half of year	137	284	88	181	124
Full year	358	450	119	236	178
Performance fees/FUM	0.6%	1.0%	0.3%	0.7%	0.9%

In the above table the figures for 2003 and 2004 are as they were presented under UK GAAP. The 2005 to 2007 figures are on an IFRS basis. Restating years 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

In the income statement table, the income from associates and JVs is the contribution from financial interests in Affiliated Managers and includes both established managers, such as BlueCrest, and new managers. BlueCrest contributed $40 million to net management fee income in the year.

Net finance income of $61 million arises on cash balances and margins on loans to funds in Asset Management, partly offset by interest expense on long-term debt to finance acquisitions and working capital requirements.

Brokerage - operating income, costs and margins

As discussed above, Brokerage has been classified as a discontinued operation in accordance with IFRS 5 and the comparative period re-presented accordingly. As a consequence income and costs (including central recharges and allocations) have only been attributed to the discontinued operation to the extent that they will be eliminated at the time the operation is disposed of. Applying this principle has had the effect of decreasing the pre-tax profit of Brokerage by $4 million in both 2006 and in 2007. There is an equal and opposite impact on net management fee income in Asset Management.

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Brokerage – discontinued operations
Year to 31 March 2007

	2007 $m	2006 $m
Revenue	2,392	1,537
Cost of sales	(1,445)	(912)
Other operating gains	4	12
Other operating losses	(3)	-
Total operating income	**948**	**637**
Administrative expenses	(704)	(490)
Operating profit	**244**	**147**
Associates and JVs	2	-
Net finance income	11	5
Profit before tax and exceptional items	**257**	**152**
Exceptional items	6	(70)
Profit before tax on total operations	**263**	**82**
Taxation	(89)	(28)
Profit for the financial year	**174**	**54**

In Brokerage, revenue arises from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Income earned on customer balances, which are held off balance sheet, is included within the revenue line as it is deemed that such income is akin to an administration fee.

The increase in revenue over the comparative period was 56%, reflecting the integration of the acquired Refco assets and the continued recruitment of other producer teams, growth in market share and the benefits of active markets. Profitability was also enhanced by the rise in US interest rates in the year and an increase in customer funds compared to the comparative period.

Cost of sales increased 58% and relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Other operating gains comprise gains on selling some surplus exchange memberships and other operating losses some small foreign exchange losses.

Administrative expenses in Brokerage have increased 44% from $490 million in the comparative period to $704 million. Of the administrative expenses, $62 million relates to variable employee compensation.

The table below shows an analysis of the administrative expenses margins in Brokerage, excluding the exceptional items. The administrative expenses/income margin increased in 2006 as a result of the operating income in the acquired Refco businesses not covering overheads. In 2007, the benefits of the Refco integration have resulted in the administrative expenses/income margin improving significantly although the effect of this has been partly offset by the adverse impact of the change in the US dollar/sterling exchange rate applied to the significant sterling expenses of Brokerage's London operations.

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Brokerage margins	2007	2006	2005	2004	2003
Net operating income plus net interest income ($m)	959	642	529	481	335
Administrative expenses ($m)	704	490	381	361	260
Administrative expenses/income	73.4%	76.3%	72.0%	75.1%	77.6%

In the above table the figures for 2003 and 2004 are as they were presented under UK GAAP. The 2005 to 2007 figures are on an IFRS basis. Restating years 2003 and 2004 on an IFRS basis would not give rise to any significant differences.

Net finance income of $11 million arises on non-segregated cash balances and investments in Brokerage, partly offset by interest expense on long-term debt to finance acquisitions and working capital requirements.

As shown in the table below, the net exceptional items for the year resulted in a $6 million gain ($6 million loss net of tax).

As disclosed in the 2006 Annual Report, further exceptional Refco integration costs amounting to $12 million were incurred in the first half of the financial year ended 31 March 2007. These costs relate to the amortisation of retention payments to administrative staff, which have been spread over the core integration period of seven months following the Refco acquisition in November 2005.

The termination cost of the two US defined benefit pension schemes amounted to $18 million. These costs are non-recurring.

Up to 31 March 2007, $35 million of professional fees have been incurred directly relating to the intended separation of the Brokerage business by means of an initial public offering on the New York Stock Exchange.

During the year Brokerage sold some of its surplus NYMEX seats, following the listing of NYMEX, realising a gain of $53 million.

In March 2007, Brokerage reached a settlement in relation to an exclusivity contract acquired with the purchase of the Refco assets. As a result of the settlement, Brokerage received income of $28 million and incurred direct costs of $10 million. The contract was deemed to have negligible value at the time of acquisition and there were no indications that this position had materially changed in the 12 months post acquisition, when provisional fair values of acquired assets can be amended in accordance with IFRS 3.

Brokerage exceptional items	2007 $m	2006 $m
Refco integration costs	(12)	(70)
Termination costs of the defined benefit pension schemes in the US	(18)	-
Costs relating to the IPO of MF Global	(35)	-
Gain on sale of NYMEX seats	53	-
Gain on settlement of Refco contract	18	-
Net exceptional gain/(loss)	6	(70)

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Discontinued operations - USFE
With effect from 1 October 2006, Man Group acquired a controlling interest in the United States Futures Exchange (USFE), a Chicago-based electronic futures exchange, which was formerly known as Eurex US, for a purchase price of $23 million in cash plus $3 million of acquisition costs. In addition, the Group made a capital injection of $35 million into USFE. USFE will offer new products targeted at buy-side customers such as hedge funds and retail investors, sectors in which Man has significant expertise and market exposure. The goal is to expand the volume in listed derivatives by broadening the range of exchange traded products to new and existing user groups, rather than competing with established futures exchanges.

In connection with the separation transaction, Man Group will allocate a direct ownership interest of 48.1% in USFE to MF Global, and Man Group will retain an ownership interest of approximately 17%. Man Group's remaining holding will be classified as an available for sale financial asset.

Tax
The tax charge for the year amounts to $280 million (2006: $222 million). The effective tax rate for continuing operations is 14.7% (2006: 16.8%). The bulk of the Group's profits is earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The decrease in the rate in the year principally relates to two items: the Group pays a higher tax rate on performance fee income than on management fee income and the performance fee income element as a proportion of the total fee income has decreased in the year; and a number of outstanding issues were agreed with the UK and Swiss tax authorities during the year resulting in a release of some tax accruals. The effective rate on total profit before tax is 18.0% (2006: 18.0%). The decrease in the tax rate for continuing operations is offset by the increased proportion of more highly taxed profits in Brokerage.

The growth in the Group's profitability has resulted in a significant increase in earnings per share in the year. Full details of earnings per share are given in Note 3 to the financial statements.

Cash flow
IFRS requires that the Group cash flow statement reflects the cash flows of the Group, including the discontinued operation. Hence, the analysis of the Group cash flows below includes Brokerage, albeit with some disclosure of the impact of Brokerage on the Group's cash flows from operating, investing and financing activities in the year.

Net Group cash inflow for the year was $1,011 million, before shareholder distributions, driven off strong cash generation from operating profit. The statutory cash flow statement, which is presented in a different format, is given in the financial statements.

Cash flows in the year	**$m**
Operating profit (pre amortisation and depreciation)	1,698
Increase in working capital	(81)
Taxation paid	(202)
Net capital expenditure and financial investment	(321)
Other	(83)
Cash inflow for the year before shareholder distributions	**1,011**
Dividends paid	(306)
Share repurchases	(375)
Cash inflow for the year	**330**
Cash inflow from shares issued	42
Cash inflow from net movements in borrowings	250
Increase in cash, net of bank overdrafts, in the year	**622**

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The increase in working capital relates principally to a $210 million increase in investments in fund products in Asset Management. This relates to seeding investments, investments to aid short-term rebalancing of the funds and to short-term redemption bridging activities. Partly offsetting this, loans to funds have decreased by $19 million. The movement in Brokerage's working capital from the prior year is not significant.

Net capital expenditure and financial investment comprise: net additions to the capitalised amount of upfront sales commissions and other intangibles of $197 million; net payments of $41 million from purchases, less disposals, of non-current investments; consideration paid to acquire USFE and another small acquisition of $38 million; and the remainder largely relating to expenditure on tangible fixed assets, mainly office refurbishment and IT systems.

In the table above, 'Other' includes net interest received of $69 million, which is more than offset by a net purchase cost of own shares by the Employee Trusts of $106 million and other minor net cash outflow adjustments of $46 million.

In 2007, Brokerage contributed a cash inflow of $79 million from operating activities, a cash inflow of $203 million from investing activities and a cash inflow of $48 million from financing activities. Hence Brokerage recorded a net cash inflow of $330 million in the year to 31 March 2007.

Balance sheet

The Group's balance sheet remains strong. At 31 March 2007, shareholders' equity was up 27% at $4,539 million. Retained earnings added $603 million to equity in the year, after deducting dividends of $306 million and the consideration paid of $375 million, plus $100 million provided for the maximum possible repurchase under the close period agreement, for the repurchase and cancellation of own shares. The partial conversion of the Group's exchangeable bonds added a further $249 million. At 31 March 2007 the Group had a net cash position of $1,832 million (2006: net cash position of $1,301 million).

To give more transparency to the Group's balance sheet, a segmental balance sheet by business is shown below. The Group balance sheet in the financial statements shows the Brokerage assets and liabilities on two lines, being: assets of a disposal group held for sale; and liabilities of a disposal group held for sale.

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Group balance sheet at 31 March 2007		Asset Management	Brokerage	Group Total
		(Continuing operations)	(Discontinued operations)	
		$m	$m	$m
NON-CURRENT ASSETS				
Property and equipment		46	44	90
Goodwill		785	103	888
Other intangible assets		429	191	620
Associates/JVs		258	12	270
Other investments		189	484	673
Deferred income tax assets		72	12	84
Non-current receivables		40	264	304
Total non-current assets		**1,819**	**1,110**	**2,929**
CURRENT ASSETS				
Loans to funds		400	-	400
Trade & other receivables		442	32,097	32,539
Current tax assets		1	3	4
Derivative financial assets		15	-	15
Short-term investments		655	15,094	15,749
Cash & cash equivalents		1,571	1,858	3,429
Inter-divisional balance		1,424	(1,424)	-
Total current assets		**4,508**	**47,628**	**52,136**
NON-CURRENT LIABILITIES				
Long-term borrowings		(1,100)	-	(1,100)
Trade & other payables		-	(518)	(518)
Deferred tax liabilities		(18)	(62)	(80)
Pension obligations		(21)	-	(21)
Derivative financial liabilities		(9)	-	(9)
Other creditors		(2)	(9)	(11)
Total non-current liabilities		**(1,150)**	**(589)**	**(1,739)**
CURRENT LIABILITIES				
Trade & other payables		(476)	(47,474)	(47,950)
Derivative financial liabilities		(6)	-	(6)
Bank loans & overdrafts		(489)	(8)	(497)
Taxation		(286)	(24)	(310)
Total current liabilities		**(1,257)**	**(47,506)**	**(48,763)**
NET ASSETS		**3,920**	**643**	**4,563**

Prior to the sale of Brokerage, the Group intends to inject capital into Brokerage to increase its net assets to $1.2 billion, to ensure that it has an appropriate capital structure to function as a stand-alone business. Applying the Group's capital allocation model gives a capital allocation to Asset Management of $2.1 billion. In the above table, the implied Group's excess capital of approximately $0.9 billion (after allowing for the proposed Brokerage capital injection and a Group capital reserve) has been allocated in the Asset Management figures.

Sugar Quay
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London EC3R 6DU
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www.mangroupplc.com

Registered in England 2921462

The growth in the futures and stock lending businesses in Brokerage has the effect of increasing both current assets and short-term creditors by $22 billion. In addition, there has been a $210 million increase in investments in fund products in Asset Management. The continued success of the loans to funds externalisation programme in the year has resulted in loans to funds decreasing by $19 million to $400 million at the year-end, despite the high level of sales in the year.

Contingent liabilities

Man Financial Inc., a US subsidiary of the Group was served on 8 May 2006 with a Complaint by the receiver for Philadelphia Alternate Asset Fund ("PAAF") and associated entities. PAAF investors incurred trading losses as a result of alleged wrongdoing by a trading manager of PAAF. Man Financial acted as one of the brokers to PAAF, executing and clearing trading instructions given by PAAF, and as such does not consider that it is responsible for the losses suffered by PAAF investors. Accordingly, Man Financial will vigorously defend the proceedings brought against it. In addition the Commodity Futures Trading Commission (CFTC), the applicable US regulatory agency, is conducting an investigation into the PAAF losses and Man Financial has been cooperating with the CFTC in the provision of information and testimony about the trading activities it carried out on behalf of PAAF. This investigation has not yet been concluded. It continues to be the case that these matters are not expected to have a material financial impact on the Man Group.

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Group Income Statement

For the year ended 31 March 2007

	Note	2007 $m	Restated + 2006 $m
Revenue		2,114	1,851
Cost of sales		(335)	(273)
Other operating income		75	65
Other operating losses		(26)	(29)
Administrative expenses		(632)	(533)
Group operating profit – continuing operations		1,196	1,081
Finance income		116	91
Finance expense		(55)	(51)
Net finance income		61	40
Share of after tax profit of associates and joint ventures		44	33
Profit on ordinary activities before taxation		1,301	1,154
Tax expense before exceptional item		(191)	(214)
Exceptional tax credit		-	20
Taxation (of which overseas tax charge is $118m; 2006: $94m)		(191)	(194)
Profit after tax from continuing operations		1,110	960
Discontinued operations - Brokerage	2	174	54
Profit for the year		1,284	1,014
Attributable to:			
Equity holders of the Company		1,285	1,014
Equity minority interests		(1)	-
		1,284	1,014
Earnings per share*	3		
From continuing operations			
Basic		59.9c	53.2c
Diluted		55.4c	48.3c
From discontinued operations			
Basic		9.4c	3.0c
Diluted		8.5c	2.7c
From continuing and discontinued operations			
Basic		69.3c	56.2c
Diluted		63.9c	51.0c
Memo:			
Dividends paid in the period	4	$306m	$221m

+ *The restatement in the comparative period* relates to the classification of Brokerage as a discontinued operation. A fuller explanation is given in Note 1 'Basis of preparation'.

* Comparative figures for earnings per share have been restated to reflect the sub-division of each 18 US cent Ordinary Share into six Ordinary Shares of 3 US cents each in the period.

Sugar Quay
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Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Group Balance Sheet at 31 March 2007

	Note	2007 $m	Restated+ 2006 $m
ASSETS			
Non-current assets			
Property, plant and equipment		46	76
Goodwill		785	834
Other intangible assets		429	548
Investments in associates and joint ventures		258	242
Other investments		189	2,151
Deferred tax assets		72	38
Non-current receivables		40	1,986
		1,819	5,875
Current assets			
Trade and other receivables		842	15,191
Current tax assets		1	11
Derivative financial instruments		15	5
Short-term investments		655	7,632
Cash and cash equivalents		1,571	2,825
		3,084	25,664
Assets of Brokerage held for sale	2	50,162	-
Total Assets		55,065	31,539
LIABILITIES			
Non-current liabilities			
Long-term borrowings	5	1,100	1,497
Deferred tax liabilities		18	34
Pension obligations		21	35
Provisions		-	6
Derivative financial instruments		9	91
Trade and other payables		2	3,871
		1,150	5,534
Current liabilities			
Trade and other payables		476	22,137
Current tax liabilities		286	260
Short-term borrowings and overdrafts	5	489	27
Derivative financial instruments		6	4
		1,257	22,428
Liabilities of Brokerage held for sale	2	48,095	-
Total Liabilities		50,502	27,962
NET ASSETS		4,563	3,577
EQUITY			
Capital and reserves attributable to shareholders			
Share capital		57	55
Share premium account		962	591
Merger reserve		722	722
Other capital reserves		142	223
Available for sale reserve		120	70
Cash flow hedge reserve		2	(2)
Retained earnings		2,534	1,910
		4,539	3,569
Equity minority interests		24	8
TOTAL EQUITY		4,563	3,577

+ The restatement in the comparative period relates to a change in accounting policy to show certain assets and liabilities in Brokerage on a gross basis. A fuller explanation is given in Note 1 'Basis of preparation'.

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Registered in England 2921462

Group Statement of Changes in Shareholders' Equity

	Share capital	Share premium	Capital reserves	Revaluation reserves and retained earnings	Equity minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 April 2006	55	591	945	1,978	8	3,577
Currency translation adjustments	-	-	-	108	1	109
Available for sale investments:						
Valuation gains/(losses) taken to equity:						
Continuing operations	-	-	-	3	-	3
Discontinued operations	-	-	-	133	-	133
Transfer to income statement on sale:						
Continuing operations	-	-	-	(1)	-	(1)
Discontinued operations	-	-	-	(58)	-	(58)
Cash flow hedge:						
Valuation gains/(losses) taken to equity:						
Continuing operations	-	-	-	7	-	7
Transfer to income statement in the year:						
Continuing operations	-	-	-	(2)	-	(2)
Taxation:						
Continuing operations	-	-	-	36	-	36
Discontinued operations	-	-	-	(10)	-	(10)
Net income/(expense) recognised directly in equity	-	-	-	216	1	217
Profit for the year:						
Continuing operations	-	-	-	1,110	-	1,110
Discontinued operations	-	-	-	175	(1)	174
Total recognised income for the year	-	-	-	1,501	-	1,501
Purchase and cancellation of own shares	(1)	-	1	(375)	-	(375)
Close period share buyback programme	-	-	-	(100)	-	(100)
Conversion of exchangeable bonds	2	330	(83)	-	-	249
Employee share schemes:						
Value of employee services:						
Continuing operations	-	-	-	43	-	43
Discontinued operations	-	-	-	22	-	22
Proceeds from shares issued	1	41	-	-	-	42
Purchase of own shares by ESOP Trusts	-	-	-	(143)	-	(143)
Disposal of own shares by ESOP Trusts	-	-	-	37	-	37
Acquisition of businesses	-	-	-	-	17	17
Transfer between reserves	-	-	1	(1)	-	-
Dividends	-	-	-	(306)	(1)	(307)
Balance at 31 March 2007	57	962	864	2,656	24	4,563

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Registered in England 2921462

	Share capital	Share premium	Capital reserves	Revaluation reserves and retained earnings	Equity minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 April 2005	55	354	944	1,359	-	2,712
Currency translation adjustments	-	-	-	(35)	-	(35)
Available for sale investments:						
Valuation gains/(losses) taken to equity	-	-	-	88	-	88
Transfer to income statement on sale	-	-	-	(18)	-	(18)
Cash flow hedge:						
Valuation gains/(losses) taken to equity	-	-	-	(5)	-	(5)
Transfer to income statement in the year	-	-	-	3	-	3
Taxation	-	-	-	(12)	-	(12)
Net income/(expense) recognised directly in equity	-	-	-	21	-	21
Profit for the year	-	-	-	1,014	-	1,014
Total recognised income for the year	-	-	-	1,035		1,035
Purchase and cancellation of own shares	(1)	-	1	(230)	-	(230)
Employee share schemes:						
Value of employee services	-	-	-	52	-	52
Proceeds from shares issued	1	237	-	-	-	238
Purchase of own shares by ESOP Trusts	-	-	-	(46)	-	(46)
Disposal of own shares by ESOP Trusts	-	-	-	29	-	29
Recognition of equity component of exchangeable bonds	-	-	-	-	8	8
Dividends	-	-	-	(221)	-	(221)
Balance at 31 March 2006	55	591	945	1,978	8	3,577

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Group Cash Flow Statement
for the year ended 31 March 2007

	Note	2007 $m	2006 $m
Cash flows from operating activities			
Cash generated from operations	6	1,519	943
Interest paid		(215)	(110)
Income tax paid		(202)	(180)
		1,102	653
Cash flows from investing activities			
Acquisition of subsidiaries and businesses, net of cash acquired		(38)	(297)
Purchase of property, plant and equipment		(43)	(28)
Proceeds from sale of property, plant and equipment		2	1
Purchase of intangible assets		(254)	(177)
Proceeds from sale/redemption of intangible assets		57	51
Purchase of associates and joint ventures		(4)	-
Purchase of other non-current investments		(147)	(32)
Proceeds from sale of other non-current investments		106	97
Interest received		284	172
Dividends received from associates and joint ventures		50	40
Dividends from other non-current investments		3	4
		16	(169)
Cash flows from financing activities			
Proceeds from issue of ordinary shares		42	238
Purchase of treasury shares		(375)	(230)
Purchase of own shares by ESOP trust		(143)	(46)
Disposal of own shares by ESOP trust		37	29
Proceeds from borrowings		250	450
Incremental issue costs		-	(1)
Repayment of borrowings		-	(51)
Dividends paid to Company shareholders		(306)	(221)
Dividends paid to equity minority interests		(1)	-
		(496)	168
Net increase in cash and bank overdrafts		622	652
Cash and bank overdrafts at the beginning of the year		2,798	2,146
Less: cash and bank overdrafts included in discontinued operations		(1,850)	-
Cash and bank overdrafts at the end of the year		1,570	2,798

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet. Overdrafts repayable on demand amounted to $1 million (2006: $27 million).

Cash flows from discontinued operations (Brokerage) included in the above Statement comprise:

	2007 $m	2006 $m
Net cash flows from operating activities	79	(96)
Net cash flows from investing activities	203	(110)
Net cash flows from financing activities	48	639
Net increase in cash and bank overdrafts of discontinued operations	330	433

Sugar Quay
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Registered in England 2921462

Notes to the Group financial statements

1. Basis of preparation

In preparing the financial information in this statement the Group has applied policies which are in accordance with International Financial Reporting Standards as adopted by the European Union at 31 March 2007. Details of the Group's accounting policies can be found in the Group's 2006 Annual Report. The only material changes in accounting policy applied in the year relate to the classification of Brokerage as a discontinued operation and the gross up of Brokerage assets and liabilities relating to its repurchase agreements to maturity transactions.

When the Group is committed to dispose of a business segment that represents a separate major line of business, and it is intended that such a disposal will be completed within one year of the decision to sell, it classifies such a business segment as a discontinued operation, in accordance with IFRS 5 'Non-current assets held for sale and discontinued operations'. The assets of the discontinued operation (disposal group) are presented separately from other assets on the Group balance sheet and the liabilities of the discontinued operation (disposal group) are presented separately from other liabilities on the Group balance sheet. The assets and liabilities of the disposal group classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. The comparative balance sheet is not restated. The post-tax result of the discontinued operation is shown as a single amount on the face of the Group income statement, with a restatement of the comparative period. In determining the post-tax result of the discontinued operation only those central costs that will be eliminated on disposal are allocated to the discontinued operation.

As part of the acquisition of the Refco assets towards the end of the prior financial year, Brokerage acquired a line of business whereby it enters into repurchase transactions with counterparties that have an end date which is the same as the maturity of the underlying collateral, which is in the form of US Treasuries. During the financial year ended 31 March 2007, once complete reporting procedures had been agreed and implemented for this new line of business, it was determined that the assets and liabilities should be presented on a gross basis on the balance sheet, as the derecognition criteria in IAS 39 'Financial instruments: recognition and measurement' have not been met. Although a significant proportion of the risks and rewards in relation to the assets and liabilities have been transferred when considering the repurchase transaction as a whole, they have not been transferred when considering the asset and related liability in isolation, as required by IAS 39. The impact of this accounting policy is to gross up assets and liabilities by $8.3 billion in 2007 and by $5.6 billion in 2006. The gross up of assets in 2007 is included in: non-current investments $261 million (2006: $1,927 million); non-current receivables $257 million (2006: $1,941 million); short-term investments $4,203 million (2006: $1,570 million); and current trade and other receivables $3,589 million (2006: $146 million). The gross up of liabilities in 2007 is included in: non-current trade payables $518 million (2006: $3,868 million) and current payables of $7,792 million ($2006: $1,716 million). There is no impact on the income statement or on net assets or cash flow in either year. No further material changes have been made to the accounting policies set out in the 2006 Annual Report.

The financial information included in this statement does not constitute the Group's statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2007, upon which the auditors have indicated their intention to give an unqualified report, will shortly be delivered to the Registrar of Companies.

The annual report will be posted to shareholders on 11 June 2007. The Company's Annual General Meeting will be held on Thursday 12 July 2007 at 11am at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

2. Discontinued operations (Brokerage)

On 30 March 2007 the Group Board announced that it intends to separate its Brokerage business, effected by an initial public offering on the New York Stock Exchange of a majority interest in the Brokerage business (to be renamed 'MF Global') and is intended to take place in the third calendar quarter of 2007, subject to market conditions remaining favourable and shareholder approval. As a result, Brokerage has been reclassified as a discontinued operation in these financial statements.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Results for discontinued operations comprise:	2007 $m	Restated+ 2006 $m
Revenue	2,392	1,537
Cost of sales	(1,445)	(912)
Other operating income (a)	85	12
Other operating expenses	(3)	-
Administrative expenses (b)	(779)	(560)
Operating profit from discontinued operations (c)	250	77
Net finance income (d)	11	5
Share of after tax profit of associates and joint ventures	2	-
Profit before tax from discontinued operations	263	82
Taxation (of which overseas tax charge is $18m; 2006: $2m)	(89)	(28)
Profit after tax from discontinued operations	174	54

(a) Included in other operating income are exceptional items relating to:		
Gain on sale of NYMEX seats	53	-
Income received from a legal settlement	28	-

(b) Included in administrative expenses are exceptional items relating to:		
Costs directly relating to the planned sale of Brokerage	(35)	-
Termination costs in relation to US pension schemes	(18)	-
Costs directly relating to a legal settlement	(10)	-
Refco integration costs	(12)	(70)

(c) Operating profit from discontinued operations is after charging:		
Fair value gains on available for sale financial assets (transfer from equity)	(58)	(12)
Amortisation of other intangibles	18	7
Depreciation of property, plant and equipment	16	12
Operating lease rentals - land and buildings	12	6

(d) Net finance income comprises:		
Finance income	175	94
Finance expense	(164)	(89)
	11	5

\+ The restatement in the comparative period relates to the classification of Brokerage as a discontinued operation. A fuller explanation is given in Note 1 'Basis of preparation'. In addition, revenue and cost of sales have been amended to reduce both lines by $106 million to eliminate intra-group transactions.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

2. Discontinued operations (Brokerage) continued

Balance sheet reclassification of discontinued operations comprises:		2007 $m
Assets of the disposal group held for sale:		
Property, plant and equipment		44
Goodwill		103
Other intangible assets		191
Investments in associates and joint ventures		12
Other non-current investments		484
Deferred tax assets		12
Non-current receivables		264
Trade and other receivables:		
Amounts owed by broker dealers on secured stock lending and borrowing	24,187	
Securities transactions in the course of settlement	2,517	
Futures transactions	714	
Reverse repurchase contracts	3,589	
Other trade receivables	942	
Prepayments and accrued income	86	
Other categories of receivables	62	
		32,097
Current tax assets		3
Short-term investments:		
Long stock positions held for matching CFD positions in Brokerage	7,053	
Treasury bills	5,872	
Mutual funds	72	
Certificates of deposit	2,052	
Clearing house deposits	45	
		15,094
Cash and cash equivalents		1,858
		50,162
Intra-Group assets held for sale (amounts owed from continuing operations)		623
		50,785
Liabilities of the disposal group held for sale:		
Deferred tax liabilities		62
Non-current trade payables:		
Repurchase contracts	261	
Short inventory	257	
		518
Other creditors		9
Trade and other payables:		
Amounts owed to broker dealers on secured stock lending and borrowing	27,727	
Securities transactions in the course of settlement	4,821	
Futures transactions	2,273	
Short stock positions held for hedging	1,147	
Repurchase contracts	4,203	
Short inventory	3,589	
Other trade payables	3,317	
Other taxation and social security costs	1	
Accrued expenses	359	
Other categories of payables	37	
		47,474
Current tax liabilities		24
Short-term borrowings and overdrafts		8
		48,095
Intra-Group liabilities held for sale (amounts owed to continuing operations)		2,047
		50,142

The intra-Group balances with continuing operations are shown in the above table to show the actual net asset position of Brokerage.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

3. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of $1,285 million (2006: $1,014 million) for continuing and discontinued operations, and a profit for the year of $175 million (2006: $54 million) for discontinued operations. The calculation of basic earnings per ordinary share for continuing and discontinued operations is based on 1,852,685,662 (2006: 1,804,148,292) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all *dilutive potential ordinary shares. The diluted earnings per share* is based on a profit for the year of $1,310 million (2006: $1,047 million) for continuing and discontinued operations, and a profit for the year of $175 million (2006: $54 million) for discontinued operations. The calculation of diluted earnings per ordinary share for continuing and discontinued operations is based on 2,051,372,034 (2006: 2,055,637,782) ordinary shares, calculated as shown in the following table:

	2007		2006 *	
	Total Number (millions)	**Weighted average (millions)**	Total Number (millions)	Weighted average (millions)
Number of shares at 1 April 2006 (and 1 April 2005)	1,845.9	1,845.9	1,846.3	1,846.2
Issues of shares	78.1	52.1	51.0	20.4
Repurchase and cancellation of own shares	(44.0)	(22.0)	(51.3)	(33.0)
Number of shares at 31 March 2007 (and 31 March 2006)	1,880.0	1,876.0	1,846.0	1,833.6
Shares owned by employee trusts	(22.1)	(23.3)	(25.2)	(29.4)
Basic number of shares	1,857.9	1,852.7	1,820.8	1,804.2
Share awards under incentive schemes	52.9	54.7	57.6	61.2
Employee share options	11.9	4.2	11.4	3.0
Exchangeable bonds	116.0	139.8	187.2	187.2
Dilutive number of shares	2,038.7	2,051.4	2,077.0	2,055.6

In addition to the statutory earnings per share on continuing operations and on total operations measures, underlying earnings per share figures are shown. Underlying earnings per share on continuing operations and on total operations are given as growth in this measure is one of the Group's core financial objectives.

The reconciliation of adjusted earnings per share is given in the table below.

	2007				2006*			
	Basic post-tax earnings $m	**Diluted post-tax earnings $m**	**Basic earnings per share cents**	**Diluted earnings per share cents**	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations+	1,285	1,310	69.3	63.9	1,014	1,047	56.2	51.0
Exceptional items	6	6	0.3	0.3	28	28	1.5	1.3
Earnings per share on continuing and discontinued operations before exceptional items	1,291	1,316	69.6	64.2	1,042	1,075	57.7	52.3
Performance fee related income	(275)	(275)	(14.9)	(13.4)	(342)	(342)	(18.9)	(16.6)
Underlying earnings per share on continuing and discontinued operations	1,016	1,041	54.7	50.8	700	733	38.8	35.7

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

The reconciliation of earnings per share from continuing and discontinued operations, to earnings per share from continuing operations, is given in the table below.

	2007				2006*			
	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on continuing and discontinued operations+	**1,285**	**1,310**	**69.3**	**63.9**	1,014	1,047	56.2	51.0
Discontinued operations	(175)	(175)	(9.4)	(8.5)	(54)	(54)	(3.0)	(2.7)
Earnings per share on continuing operations	**1,110**	**1,135**	**59.9**	**55.4**	960	993	53.2	48.3
Exceptional items	-	-	-	-	(20)	(20)	(1.1)	(1.0)
Performance fee related income	(275)	(275)	(14.9)	(13.4)	(342)	(342)	(19.0)	(16.7)
Underlying earnings per share on continuing operations	**835**	**860**	**45.0**	**42.0**	598	631	33.1	30.6

\+ The difference between basic and diluted post-tax earnings on continuing and discontinued operations is the adding back of the finance expense in the period relating to the exchangeable bonds.

* Comparative figures for earnings per share have been restated to reflect the sub-division of each 18 US cent Ordinary Share into six Ordinary Shares of 3 US cents each, effective on 14 August 2006.

4. Dividends

	2007 $m	2006 $m
Ordinary shares		
Final dividend paid for 2006 – 9.1 cents (2005: 7.0 cents)	**167**	126
Interim dividend paid for 2007 – 7.3 cents (2006: 5.2 cents)	**139**	95
Dividends paid during the year	**306**	221
Proposed final dividend for 2007 – 12.7 cents (2006: 9.1 cents)	**237**	165

The proposed final dividend recommended by the Board is payable on 24 July 2007, subject to shareholder approval, to shareholders who are on the register of members on 6 July 2007.

5. Borrowings

	2007 $m	2006 $m
Amounts falling due within one year		
Bank loans and overdrafts	**1**	27
Private placement notes – senior debt	**45**	-
Exchangeable bonds	**443**	-
	489	27

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

	2007 $m	2006 $m
Amounts falling due after more than one year		
Bank loans	248	-
Private placement notes – senior debt	251	291
Private placement notes – subordinated debt	203	199
Floating rate notes - subordinated debt	398	398
Exchangeable bonds	-	609
	1,100	1,497

Non-current bank loans represent amounts drawn against the Group's long-term committed facilities at year-end. These facilities are available until June 2009. However, if the separation of Brokerage proceeds as intended then both Asset Management and Brokerage will utilise renegotiated debt facilities. The existing facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities.

The private placement notes comprise: (1) US$160 million 5.47% subordinated notes issued in March 2004 and due March 2014. The interest rate is fixed to 16 March 2009 and thereafter is US dollar LIBOR plus 2.62%; (2) US$300 million senior notes issued in May 2004. These senior notes comprise: $45 million at US dollar LIBOR plus 0.61% and due May 2007; $145 million 4.84% notes due May 2009; $60.5 million 5.34% notes due May 2011; and $49.5 million 5.93% notes due May 2014; and (3) US$50 million 6.15% subordinated notes issued in August 2005 and due August 2015. The interest rate is fixed to 30 August 2010 and thereafter is US dollar LIBOR plus 2.27%.

Interest rate swaps are in place to swap the Group's fixed rate interest payments on subordinated and senior debt to floating rate.

The subordinated floating rate notes consist of US$400 million Eurobonds issued 21 September 2005 and due 22 September 2015. The interest rate is US dollar LIBOR plus 1.15% until 22 September 2010 and thereafter is US dollar LIBOR plus 1.65%.

Forester Limited, a special purpose entity, has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option at any time to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (£2.13 post the sub-division of the Ordinary Shares); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; and (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares. On 5 November 2004, the terms and conditions of the exchangeable bonds were amended to remove the option, which Forester Limited had, to settle in cash rather than shares, upon exercise of an exchange right by a bondholder.

On 20 August 2006, 38% of the Group's exchangeable bonds were converted, following an offer by the Group to pay a fixed cash sum to bondholders. The cost of the cash incentive offer amounted to $12 million and this has been expensed within the finance expense line of the income statement.

The remaining bonds are expected to convert within one year (as a result of the Group's call option, which is exercisable in November 2007) and therefore the balance of exchangeable bonds outstanding is classified as amounts falling due within one year.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

The maturity of non-current borrowings at their contractual repricing dates are as follows:

	2007 $m	2006 $m
Amounts falling due:		
Between one and two years	154	45
Between two and five years	897	1,346
More than five years	49	106
	1,100	1,497

6. Cash generated from operations

	2007 $m	2006 $m
Profit for the year:		
- Continuing operations	1,110	960
- Discontinued operations	174	54
	1,284	1,014
Adjustments for:		
- Income tax	280	222
- Finance income	(291)	(185)
- Finance expense	219	140
- Share of results of associates and joint ventures	(46)	(33)
- Depreciation of tangible fixed assets	30	26
- Amortisation of intangible fixed assets	157	123
- Share based payments expense	65	52
- Fair value gains on available for sale financial assets	(58)	(18)
- Impairment charges	1	6
- Net gains on financial instruments	(6)	(5)
- Decrease in provisions	(22)	(13)
- Other non-cash movements	(13)	(21)
	1,600	1,308
Changes in working capital:		
- Increase in receivables	(15,996)	(6,949)
- Increase in other financial assets	(6,452)	(6,459)
- Increase in payables	22,369	13,043
Cash generated from operations	1,519	943

7. Exchange rates

The following US dollar rates of exchange have been used in preparing these financial statements.

	Year-end rates		Average rates	
	2007	2006	2007	2006
Euro	0.7476	0.8262	0.7791	0.8210
Sterling	0.5079	0.5759	0.5280	0.5600
Swiss franc	1.2119	1.3052	1.2371	1.2744

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462

Press Release

Man Group plc

31 May 2007

Man Group plc appoints Kevin Hayes as Finance Director

Man Group plc today announces the appointment of Kevin Hayes as an Executive Director with the title of Finance Director replacing Peter Clarke who became Group Chief Executive on 30 March 2007.

Kevin Hayes joined Man Group plc on 30 March 2007 as Chief Financial Officer in anticipation that he would join the Board in due course. He previously spent nine years with Ernst & Young LLP, latterly as Partner in the Financial Services Practice in New York and then 12 years with Lehman Brothers where he served in a variety of senior finance and strategy positions, most recently as Global Head of Process and Productivity at their Global Headquarters in New York, having previously held the position of International CFO for Lehman's European and Asian Operations. He qualified as a barrister, solicitor and chartered accountant in New Zealand.

Harvey McGrath, Chairman of the Man Group, today said:

"We are very pleased to announce the appointment of Kevin Hayes to the Board. Kevin has a wealth of experience in international finance and we look forward to working with him in his new capacity as Finance Director."

There are no details to be disclosed under Listing Rule 9.6.13R of the Listing Rules of the UK Listing Authority.

Enquiries

Man Group plc	020 7144 1000
Harvey McGrath	
David Browne	
Merlin Financial	020 7653 6620
Paul Downes	07900 244888
Lachlan Johnston	07989 304356

ABOUT MAN

Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 4,500 people in 16 countries, with key centres in London, Pfäffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

MAN GROUP PLC

Block Listing Application

Application has been made to the UK Listing Authority for the admission to the Official List of a Block Listing of 6,051,558 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such Block Listed shares to be admitted to trading. The application is being made in respect of shares to be issued as follows:-

(1) 4,551,558 shares to be issued in respect of the Issuer's Man Group Long Term Incentive Plan.

(2) 1,500,000 shares to be issued in respect of the Issuer's Man Group Executive Share Option Scheme 2001.

The shares will rank pari passu in all respects with the existing issued Ordinary Share Capital of the Issuer.

Man Group plc
4 June 2006

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 May 2007, the Net Asset Value of Athena Guaranteed Futures Ltd was US$96.32.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+3.66%
Last 12 months	+5.8%
Annualised return since inception	+14.7%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

4 June 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 1 June 2007 it purchased for cancellation 1,500,000 of its ordinary shares at a price of 588.75 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 1,864,000 ordinary shares at a total cost of £10.9 million, giving an average repurchase cost of 582.90 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 3,286,384 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

END